United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



     [ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1997


                                       OR


     [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934


                          Commission file number 1-7784


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203



                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 12, 1998



                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
        Statements of Assets Available for Benefits With Fund Information


                                                                                    Century        Money         Bond
                                           Combined     S & P 500       Common       Market        Index         Loan       Sweep
December 31, 1997                            Funds     Stock Fund     Stock Fund      Fund          Fund         Fund      Account
----------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments, at fair value             $ 5,188,430    2,562,203     1,720,215      372,605      296,326      237,081          -
  Cash                                        30,867            -        23,855            -            -            -       7,012
  Contributions receivable - employer         34,051       18,081        10,140        3,285        2,545            -          -
----------------------------------------------------------------------------------------------------------------------------------

ASSETS AVAILABLE
 FOR BENEFITS                            $ 5,253,348    2,580,284     1,754,210      375,890      298,871      237,081       7,012
==================================================================================================================================


December 31, 1996
----------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
  Investments, at fair value             $ 3,468,978    1,668,009       988,510      379,407      255,190      177,862           -
  Cash                                        14,834            -         9,682            -            -            -       5,152
  Contributions receivable - employer         32,278       15,807         9,951        3,874        2,646            -           -
----------------------------------------------------------------------------------------------------------------------------------

ASSETS AVAILABLE
 FOR BENEFITS                            $ 3,516,090    1,683,816     1,008,143      383,281      257,836      177,862       5,152
==================================================================================================================================

See accompanying notes to financial statements.



                      CENTURY TELEPHONE ENTERPRISES, INC.
        RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST Statement of Changes in Assets Available for Benefits With Fund Information
                     For the Year Ended December 31, 1997

                                                          S & P 500    Century        Money         Bond
                                           Combined         Stock       Common        Market        Index         Loan      Sweep
                                            Funds            Fund     Stock Fund       Fund         Fund          Fund     Account
----------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Investment income
   Net appreciation in
    fair value of investments            $ 1,153,491      507,674       638,243            -        7,574            -           -
   Other income                              126,663       88,356             -       19,901       18,406            -           -
   Interest income                            25,141            -           751            -            -       24,047         343
   Dividends - Common Stock of
    Century Telephone Enterprises, Inc.       12,641            -        12,641            -            -            -           -
----------------------------------------------------------------------------------------------------------------------------------
      Net investment income                1,317,936      596,030       651,635       19,901       25,980       24,047         343
----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                              404,144      213,019       118,480       40,715       31,930            -           -
   Company                                   206,225      106,735        60,975       21,721       16,794            -           -
----------------------------------------------------------------------------------------------------------------------------------
      Total contributions                    610,369      319,754       179,455       62,436       48,724            -           -
----------------------------------------------------------------------------------------------------------------------------------
      Total additions                      1,928,305      915,784       831,090       82,337       74,704       24,047         343
----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
   Participant withdrawals                   189,008       64,440        45,910       57,784       15,179        5,695           -
   Other, net                                  2,039          940           724          118           50            -         207
----------------------------------------------------------------------------------------------------------------------------------
      Total deductions                       191,047       65,380        46,634       57,902       15,229        5,695         207
----------------------------------------------------------------------------------------------------------------------------------

Net increase prior to
 interfund transfers                       1,737,258      850,404       784,456       24,435       59,475       18,352         136

Interfund transfers                                -       46,064       (38,389)     (31,826)     (18,440)      40,867       1,724
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                    1,737,258      896,468       746,067       (7,391)      41,035       59,219       1,860

Assets available for benefits:
   Beginning of year                       3,516,090    1,683,816     1,008,143      383,281      257,836      177,862       5,152
----------------------------------------------------------------------------------------------------------------------------------
   End of year                           $ 5,253,348    2,580,284     1,754,210      375,890      298,871      237,081       7,012
==================================================================================================================================


See accompanying notes to financial statements.



                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST
                          Notes to Financial Statements
                                December 31, 1997


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement between the Communications Workers of America, Local 4370 and CenturyTel of Ohio, Inc. The Plan sponsor is Century Telephone Enterprises, Inc. (the Company).

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of his base pay on a pre-tax basis, or between one percent and sixteen percent of his base pay on an after-tax basis. An employee may elect a deferral of his base pay using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to a pre-tax account and/or an after-tax account (Participant Contribution Accounts) maintained for each participant by the Trustee.

      As of the end of each payroll period, the Company contributes to an account (Employer Match Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee.

      The Company may make additional match contributions to participants' accounts (Additional Match Contribution Account) in an amount determined by the Company.

      During 1997 the Company contributed $206,225 to the Plan, of which $172,173 related to contributions made to the Employer Contribution Account and $34,052 related to contributions made to the Additional Match Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

      The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Match Contribution Account and Additional Match Contribution Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the
      Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to additional match contributions as directed by the administrator.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee may make two withdrawals within any twelve month period from his after-tax investment account and may withdraw the entire balance.

      A participant who is an employee and over age 59 1/2 may make one withdrawal from his vested investment accounts prior to normal distribution requirements being met. Any additional withdrawals may be made from a Participant Contribution Account or a Participant Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member or the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

      Trustee

      The Trustee of the Plan, as of December 31, 1997, was Barclays Global Investors (BGI). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in Century Telephone Enterprises, Inc. Common Stock (Century Common Stock) are valued at the closing market quote on December 31, 1997 and 1996, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding, which approximates market value.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the labor agreement.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants:

      (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500
           Index (48.8% and 47.4% of assets at December 31, 1997 and 1996, respectively).

     (b) Century Common Stock Fund - consists primarily of shares of Century Common Stock (32.7% and 28.1% of assets at December 31, 1997 and 1996, respectively).

     (c) Money Market Fund - consists primarily of short-term investments in various money market instruments (7.1% and 10.8% of assets at December 31, 1997 and 1996, respectively).

     (d) Bond Index Fund - consists primarily of investments in government and corporate bonds (5.6% and 7.3% of assets at December 31, 1997 and 1996, respectively).

     (e) Loan Fund - represents loans to participants from the participants' investment accounts (4.5% and 5.1% of assets at December 31, 1997 and 1996, respectively).

      A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change his contribution percentage on a quarterly basis.

(3)   INCOME TAXES

      The Plan and related  trust meet the  necessary  requirements  of Internal
      Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code
      Section 501(a). A favorable determination letter was received in October 1995 related to the Plan.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by BGI. BGI is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to BGI for trustee, investment management, record keeping and other services amounted to $15,251 for the year ended December 31, 1997.

(5)   CONCENTRATION OF INVESTMENTS

      As of December 31, 1997, 32.7% of the assets available for benefits were invested in Century Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by BGI.

(6)   STOCK SPLIT

      On February 25, 1998, Century Telephone Enterprises, Inc.'s Board of Directors declared a three-for-two common stock split effected as a 50% stock dividend in March 1998. Number of shares and per share data included in this report for the Century Common Stock Fund have been restated to reflect this stock split.

(7)   SUBSEQUENT EVENT

      Effective January 1, 1998, Merrill Lynch Trust Company, FSB (Merrill Lynch) replaced BGI as Trustee of the Plan pursuant to Merrill Lynch's acquisition of the MasterWorks Division of BGI on August 29, 1997.


                                                                     Schedule I
                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                                                        Current
Identity of issuer, borrower,        Description                    Current            Value Per
 lessor or similar party            of Investment         Cost       Value             Unit/Share
-------------------------------------------------------------------------------------------------

Investment in Century Common Stock    76,831  units/                                      22.39
                                      51,800* shares  $1,003,290   1,720,215  (Note 2)    33.21*
Loan Fund (interest rates ranged
 from 9% to 12%)                           -             237,081     237,081                  -

Barclays Global Investors
  Money Market Account                30,867  units       30,867      30,867               1.00
Investments in Mutual Funds for
  Qualified Employee Benefit
  Plans Managed by Barclays
  Global Investors:
     S & P 500 Stock Fund            125,660  units    1,740,820   2,562,203  (Note 2)    20.39
     Money Market Fund               372,605  units      372,605     372,605  (Note 2)     1.00
     Bond Index Fund                  30,424  units      292,189     296,326  (Note 2)     9.74
-------------------------------------------------------------------------------------------------
                                                      $3,676,852   5,219,297
=================================================================================================

Notes: (1)  The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) These investments are greater than 5% of assets available for benefits.

        *   Adjusted to reflect stock split.  See Note 6.


                                                                    Schedule II
                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1997

                                                                                                  Current Value of
                                                 Redemption                                       Asset at Date of
                                     Purchase    or Selling     Lease      Expense      Cost of     Acquisition or         Net
  Description of Transaction           Price       Price        Rental     Incurred      Asset       Disposition          Gain
--------------------------------------------------------------------------------------------------------------------------------
                                     (Note 2)
Category (3) - A series of
  transactions in excess of 5%
  of beginning of period Plan
  assets available for benefits

Investments in Century Common
  Stock (61 purchases, 33 sales)    $ 262,594       168,352         -           -       136,451         (Note 3)        31,901
Investments in Mutual Funds for
  Qualified Employee Benefit
  Plans Managed by Barclays
  Global Investors:
     S & P 500 Stock Fund (67
       purchases, 36 sales)           756,076       369,555         -           -       248,676         (Note 3)       120,879
     Money Market Fund (49
       purchases, 31 sales)           351,506       358,308         -           -       358,308         (Note 3)             -



Notes:   (1)    The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global
                Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century
                Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

         (2) The purchase price denotes cost and current value of the security on the transaction date.

         (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.




                                    SIGNATURE


 Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                             Century Telephone Enterprises, Inc.
                             Retirement Savings Plan For Bargaining
                             Unit Employees and Trust



 June 25, 1998               By: /s/ Ray B. Finney
                             ----------------------
                             Ray B. Finney
                             Vice President, Human Resources




                       CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                               EMPLOYEES AND TRUST

                                Index to Exhibit

    Exhibit
    Number
 ---------------------------------------------------------------------------
     23.1       Independent Auditors' Consent